

January 13, 2010

<u>Via U.S. Mail and Facsimile to</u>

Mr. Anatoly Zamozdra
CEO and CFO
Inventius, Inc.
616 Corporate Way, Suite 2, #4261
Valley Cottage, NY 10989

> **Re:** **Inventius, Inc.**
> **Item 4.01 Form 8-K filed August 13, 2009**
> **File No. 333-157739**

Dear Mr. Zamozdra:

We issued a letter to you on the above captioned filing on August 31, 2009. As of the date of this letter, our comments in that letter remain outstanding and unresolved. We expect you to contact us by January 26, 2010 to provide a substantive response to this letter or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding letter by January 26, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

If you have any questions regarding these comments, please direct them Melissa Rocha, Staff Accountant, at (202) 551-3854 or, me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief